6190 Agronomy Rd. 6th Floor Vancouver, BC V6T 1Z3 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE       NASDAQ: CRME    TSX: COM

CARDIOME AND ASTELLAS INITIATE ACT 4 STUDY

Vancouver, Canada, October 19, 2005 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) and its co-development partner Astellas Pharma US, Inc. today announced the initiation of an open-label safety study of intravenous RSD1235 for the acute treatment of atrial fibrillation.

The study, called ACT 4 (Atrial arrhythmia Conversion Trial 4) will evaluate the safety of intravenous RSD1235 in approximately 120 atrial fibrillation patients. There is no placebo or active control group in the study, which is being conducted by Astellas and carried out across approximately 30 centers in the U.S., Canada, and Europe. ACT 4 is primarily a safety study and it is anticipated that the added safety data will supplement the pivotal ACT 1 and ACT 3 trial results.

“Results from our ACT 1 and ACT 3 trials have established a promising efficacy and safety profile for RSD1235 IV,” stated Bob Rieder, President and CEO of Cardiome. “Our objective for this additional study is to ensure that we submit the most robust NDA possible within our stated timeline. With this study, we can enlarge our safety database and accomplish that goal efficiently.”

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

RSD1235 IV is the intravenous formulation of an investigational drug being evaluated for the acute treatment of recent-onset atrial fibrillation (AF). Positive top-line results from two Phase 3 trials for RSD1235 IV, called ACT 1 and ACT 3, were released in December 2004 and September 2005. The ACT 2 study, evaluating patients with post-operative atrial arrhythmia, is ongoing. RSD1235 also has a potential application as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF.

Cardiome recently completed a Phase 2 clinical trial evaluating the safety and effectiveness of oxypurinol, a xanthine oxidase inhibitor, for the treatment of congestive heart failure (CHF). Top-line results from this trial were negative. Cardiome is in the process of analyzing the entire data package from the trial prior to making any decision regarding the program.

Cardiome recently announced that it has executed a letter of intent to acquire Artesian Therapeutics Inc., a privately held U.S. biopharmaceutical company developing bi-functional small-molecule drugs for the treatment of cardiovascular disease.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

About Astellas
Astellas Pharma US, Inc., a US subsidiary of Tokyo-based Astellas Pharma Inc., is a research-based pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. Established on April 1, 2005, the company was formed through a merger that combined the outstanding research, development and marketing capabilities of Fujisawa Pharmaceutical Co., Ltd. and Yamanouchi Pharmaceutical Co., Ltd. Astellas ranks among the top 20 pharmaceutical companies in the world and will continue to grow as a competitive company in the world pharmaceutical market. For more information on Astellas Pharma US, Inc., go to www.astellas.com/us.

For Further Information:
Don Graham	Peter K. Hofman
Director of Corporate Communication	Director of Investor Relations
(604) 676-6963 or Toll Free: 1-800-330-9928	(604) 676-6993
Email: dgraham@cardiome.com	Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.